SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

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SEMIANNUAL REPORT PURSUANT TO REGULATION A

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SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

GATC HEALTH CORP

(Exact name of issuer as specified in its charter)

           Wyoming

         85-1074632

(State or other Jurisdiction of

(I.R.S. Employer-

Incorporation or Organization)

                 Identification No.)

2030 Main Street, Suite 660, Irvine CA 92614

(Full mailing address of principal executive offices)

(833) 333-4282

(Issuer's telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Results of Operations and Financial Condition

You should read the following discussion and analysis of the consolidated financial statements and financial condition of GATC Health Corp and results of its operations together with its financial statements and related notes appearing at the end of this report. This discussion contains forward-looking statements reflecting the Company’s current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” in our Annual Report on Form 1-K for the year ended December 31, 2021.

Corporate Background

GATC Health Corp., a Wyoming corporation incorporated on May 16, 2020 (the “Company,” “we” or “us”), is engaged in the business of utilizing advanced, proprietary artificial intelligence for drug discovery and improved disease detection. Our AI platform analyzes human DNA and multiomics data to provide products and services for its customers that are faster, more cost effective and more accurate than our competitors. We have one subsidiary, GATC Rx Corp; in August 2021, we acquired the 36.6% of minority interests in GATC Rx in exchange for 2,431,000 shares of our common stock. In April 2022, we acquired the assets of GATC DB Care, a company affiliated with management, and thus reacquired the license previously issued to that entity relating to diabetes.

Where You Can Find our Reports

Any person or entity may read and copy our reports with the Commission at the Commission’s Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Room by calling the Commission toll free at 1-800-SEC-0330. The Commission also maintains an Internet site at http://www.sec.gov where reports, proxies and other disclosure statements on public companies may be viewed by the public.

Financing Transactions

Convertible Debentures

During fiscal years 2021 and 2020, we offered and sold an aggregate of $9,691,632 and $676,250, respectively, of our 8% Convertible Debentures. The Debentures were mandatorily convertible into shares of Common Stock, together with accrued interest at 8% per annum, at the lesser of $3.75 per share or at a 25% discount to the price at which we effected any equity offering of no less than $1 million, at the earliest to occur of (a) three years after issuance of each particular Debenture, or (b) at such time as we might have raised no less than $1 million in such offering subsequent to the offering of the Debentures. Any holder of Debentures could also, at any time, convert Debentures in whole or in part into common stock at such conversion rate.

In accordance with Accounting Standard 2015-03, Interest-Imputation of Interest, we incurred issuance costs of $2,807,109 and $233,281 in fiscal year 2021 and 2020, respectively. Issuance costs of $161,181 and $109,132 were incurred for the six and three months ended June 30, 2021.  These issuance costs were expensed as interest over the remaining term of the Convertible Debentures, or upon conversion into Common Stock. All of the Convertible Debentures, along with $216,333 of accrued interest, were mandatorily converted into 5,644,915 shares of Common Stock on September 21, 2021.

We effected a one-for-one stock dividend (the “Dividend”) in August 2021. As a result, the conversion rate for the 8% Convertible Debentures was adjusted from $3.75 to $1.875 per share, and the conversion rate for the Series A Convertible Preferred Stock was increased from 10 to 20 Common Shares for each Preferred Share. All share amounts in our financial statements reflect the Dividend issuance.

Preferred Stock

At an annual shareholders meeting held on June 7, 2021, the shareholders approved an amendment to the Articles of Incorporation which (a) authorizes the issuance of up to 10,000,000 shares of preferred stock, $0.0001 par value, which may be issued with such rights, preferences and designation and to be issued in such series as determined by the Board of Directors; (b) provides for the issuance of up to 1,500,000 shares of Series A Convertible Preferred Stock, each share of which is convertible into 20 shares of Common Stock (as adjusted) and has 200 votes (as adjusted) per share; and provides for a classified board of directors. Following the annual meeting, holders of 820,000 shares of common stock (“Holders”) elected to exchange 8,200,000 common shares for an aggregate of 820,000 shares of Series A Convertible Preferred Stock. During the year ended December 31, 2021, Holders of Series A Convertible Preferred Stock converted 92,617 preferred shares into 1,852,356 common shares. There were no conversions during the six months ended June 30, 2022.

Common Stock

We have authorized 100,000,000 shares of common stock, $0.0001 par value, of which 26,872,098 and 22,350,153  shares are outstanding as of June 30, 2022 and December 31, 2021, respectively. We intend to solicit the approval of shareholders at our October 2022 annual meeting to increase the number of authorized common shares to an unlimited amount.

We issued 17,800,000 shares of Common Stock to 24 persons on May 16, 2020 for furniture, office and computer equipment valued at $41,463, and the contribution of 63.4% of the outstanding shares of GATC Rx Corp.  On July 24, 2020, we issued 1,000,000 shares of Common Stock to a related party, GATC Naturals Corp, in connection with a licensing agreement, valued at $100 (based on the par value on the date of grant).  The issuance was an isolated transaction not involving a public offering pursuant to Section 4(2) of the Securities Act of 1933. In connection with an amended license agreement with Naturals dated May 5, 2022, we agreed to issue that company an additional 1,000,000 shares of Common Stock.

By resolution of our Board of Directors dated March 31, 2021, we agreed to issue 2,431,000 shares of common stock to acquire the minority interests in our GATC Rx subsidiary, via a share exchange. This share exchange was completed on August 12, 2021 following approval by GATC Rx shareholders on July 15, 2021.  We acquired all the assets of GATC DB Care Corp, a related party, as of June 5, 2022 by the issuance of 3,681,253 shares of Common Stock.

During the years ended December 31, 2021 and 2020, we issued 1,127,655 and 160,000 common shares to consultants, employees and advisors valued at $2,274,785 and $327,000 (based on the estimated fair value of the stock on the date of grant), respectively, for services rendered. During the six months ended June 30, 2022, we issued 121,202 shares to consultants, employees and advisors valued at $606,010, based on the same principles, for services rendered. In addition, on May 27, 2022, we issued a restricted stock grant of 411,878 shares to Akon Lighting, Inc. and options to purchase 617,817 shares of Common Stock at $5 per share in connection with a Service Agreement of that date. The options and share grant vest upon Akon’s delivery of genomic and personal health data with respect to 1,000,000 discrete individuals through December 31, 2025.  In connection with his July 2022 purchase of 500,000 Units in our private offering for $2 million at a discounted price of $4.00, we agreed to pay Mr. Shultze a royalty of 2% on the gross revenues from a contract with a third party currently under negotiation.

In June and July 2020, GATC Rx Corp issued 2,500,000 shares of its common stock to sixteen investors at a price of $0.20 per share in cash, and issued 250,000 shares for services to one entity. On July 1, 2020, in connection with our incorporation, shareholders holding 8,095,000 of the 12,770,000 outstanding common stock of GATC Rx Corp contributed those shares to us.

We completed an offering of our Common Stock under a private placement during September 2021. A total of 490,127 shares of Common Stock were sold to accredited investors at a price of $3.75 per share totaling $1,767,942 in net proceeds. This includes 200 shares which were paid for after December 31, 2021, and were accounted for as of December 31, 2021 as subscriptions receivable in the amount of $750 in stockholders’ equity in the consolidated balance sheets.

On December 3, 2021, we initiated a private offering to sell up to 2,000,000 units at a price of $5.00 per unit.  Each unit consists of one share of our common stock, one Class A warrant and one Class B warrant with each warrant entitling the holder to purchase an additional share of common stock at a price of $5.00 and $10.00 per share, respectively, until December 31, 2023. Upon certain events, the warrants are callable at our option provided that we have filed a registration statement covering the common stock underlying the warrants. As of December 31, 2021 a total of 42,500 units were sold to accredited investors at a price of $5.00 per unit totaling $212,500. We sold an additional 676,770 units during the six months ended June 30, 2022, totaling $3,383,850.  Our Regulation A offering was qualified on September 27, 2021, and we sold 36,520 shares at $5 per share totaling $182,600 through June 30, 2022.

During fiscal year 2021, we incurred offering costs totaling $970,246 in conjunction with our financings. Offering costs during the six months ended June 30, 2022 were $1,614,461.

Options

During the years ended December 31, 2021 and 2020, we granted options to consultants, advisors and employees to purchase 8,300,200 and 12,000 shares of common stock, valued at $5,528,179 and $12,182 (based on the Black Scholes options pricing method on the date of grant), respectively. The options are exercisable for a period of two to ten years at a price of $0.02 to $5.00 per share in whole or in part and vest 6,812,200 options on the date of grant and 1,500,000 options vest one-thirty-sixth (1/36) of the shares each month. During the six months ended June 30, 2022, the number of options granted was for 1,657,936 shares of common stock, valued at $2,474,722 (based on the Black Scholes options pricing method on the date of grant). The options are exercisable for a period of two to five years at a price of $3.75 to $5.00 per share in whole or in part and vest 8,130,866 options on the date grant and 617,817 options vest at such time as the grantee has delivered genomic and related health data with respect to 1 million discrete individuals.

In November and December 2021, our CFO exercised 1,600 options into 1,600 common shares as part of his compensation, at $5.00 per share. He exercised 6,200 options into a like number of common shares at $5.00 per share during the six months ended June 30, 2022.

Limited Operating History; Need for Additional Capital

There is limited historical financial information about us on which to base an evaluation of our performance. We cannot guarantee we will be successful in our business operations. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources, and possible cost overruns due to increases in the cost of services. To become profitable and competitive, we must receive substantial additional capital. We have no assurance that future financing will materialize. If that financing is not available, we may be unable to continue operations.

Overview of Presentation

The following Management’s Discussion and Analysis (“MD&A”) or Plan of Operations includes the following sections for the periods presented:

●	Results of Operations

●	Liquidity and Capital Resources

●	Capital Expenditures

●	Going Concern

●	Critical Accounting Policies

●	Off-Balance Sheet Arrangements

We have prepared our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

General and administrative expenses consist primarily of personnel costs and professional fees required to support our operations and growth.

Depending on the extent of our future growth, we may experience significant strain on our management, personnel, and information systems. We will need to implement and improve operational, financial, and management information systems. In addition, we are implementing new information systems that will provide better record-keeping. However, there can be no assurance that our management resources or information systems will be sufficient to manage any future growth in our business, and the failure to do so could have a material adverse effect on our business, results of operations and financial condition.

Results of Operations

Six Months Ended June 30, 2022 Compared to the Six Months Ended June 30, 2021.

The following discussion represents a comparison of our results of operations for the six months ended June 30, 2022 and 2021. In the opinion of management, the unaudited consolidated financial statements recognize all adjustments of a normal recurring nature considered necessary to fairly state our financial position, results of operations and cash flows for the periods presented.

	Six Months Ended June 30,	Six Months Ended June 30,
	2022	2021

Net revenues	$733,334	$2,430
Cost of sales	22,000	-
Gross Profit	711,334	2,430
Operating expenses	5,904,975	2,886,312
Other expense	6,156	232,715
Net loss before income taxes and discontinued operations	$(5,199,797)	$(3,116,597)

Revenues

Revenues increased by $730,904 for the six months ended June 30, 2022 from $2,430 for the 2021 period.  The increase in revenue is primarily the result of an increase in licensing fees from GATC Naturals Corp related to cannabis and psylocibin genetic analysis tests.

Cost of Sales

For the six months ended June 30, 2022 and 2021, we had  cost of sales of $22,000 and $0, respectively with the 2022 cost of sales consisting of a 3% royalty payment to Frélii.

Operating expenses

Operating expenses increased by $3,018,663, or 104.6%, to $5,904,975 for the six months ended June 30, 2022 from $2,886,312 for the six months ended June 30, 2021 primarily due to increases in research and development costs of $1,121,368 (primarily contracted services, and other fees and external costs), marketing costs of $383,654, consulting compensation of $976,972, professional fees of $42,129, compensation costs of $140,642, rent of $42,751, depreciation costs of $18,723, amortization costs of $42,912, travel costs of $65,279, information technology costs of $136,525, investor relations costs of $3,888, and general and administration costs of $43,820. As a result of our anticipated business development, we have increased our administrative infrastructure by hiring additional employees in fiscal year 2022, increased professional fees (primarily legal and accounting fees), increased our information technology infrastructure, and have increased consulting fees (the fair value of common stock issued and options granted for services).

For the six months ended June 30, 2022, we had research and development costs of $1,528,294 (primarily contracted services, and other fees and external costs), marketing costs of $601,414, consulting fees of $2,608,107, professional fees of $87,090, compensation costs of $226,068, rent of $113,501, depreciation costs of $24,302, amortization costs of $74,713, travel costs of $177,557, information technology costs of $307,410, investor relations costs of $37,297, and general and administration costs of $119,222. As a result of our anticipated business development, we have increased our administrative infrastructure by hiring additional employees in fiscal year 2022, increased professional fees (primarily legal and accounting fees), increased our information technology infrastructure, and have increased consulting fees (the fair value of common stock issued and options granted for services).

For the six months ended June 30, 2021,  we had research and development costs of $406,926, marketing costs of $217,760, consulting compensation of $1,631,135, professional fees of $44,961, compensation costs of $85,426, rent of $70,750, depreciation costs of $5,579, amortization costs of $31,800, travel costs of $112,278, information technology costs of $170,885, investor relations costs of $33,409, and general and administration costs of $75,403, as a result of adding administrative infrastructure for our anticipated business development.

Net loss before income taxes

Net loss before income tax for the six months ended June 30, 2022 totaled $5,199,797 primarily due to (increases/decreases) in research and development costs, compensation costs, professional fees, consulting fees, depreciation and amortization, travel costs, rent, information technology, marketing, investor relations, and general and administration costs compared to a loss of $3,116,597 for the six months ended June 30, 2021 primarily due to (increases/decreases) in research and development costs, compensation costs, professional fees, consulting fees, depreciation and amortization, travel costs, rent, information technology, marketing, investor relations, and general and administration costs.

Assets and Liabilities

Assets were $9,876,927 as of June 30, 2022. Assets consisted primarily of cash of $3,120,803, accounts receivable of $2,067, notes receivable related party of $733,334, other current assets of $288,073, property and equipment of $205,574, intangible assets of $5,156,200, operating lease right-of-use assets of $344,171, and other assets of $26,704. Liabilities were $678,767 as of June 30, 2022. Liabilities consisted primarily of accounts payable of $139,104, accounts payable – related parties of $72,932, current and non-current operating lease liabilities of $382,427, and other current liabilities of $84,303.

Liquidity and Capital Resources

General – Overall, we had a decrease in cash flows for the six months ended June 30, 2022 of $400,824 resulting from cash provided by financing activities of $2,245,239, offset partially by cash used in operating activities of $2,431,108 and cash used in investing activities of $214,955.

The following is a summary of our cash flows provided by (used in) operating, investing, and financing activities during the periods indicated:

	Six Months Ended June 30,	Six Months Ended June 30,
	2022	2021

Net cash provided by (used in):
Operating activities	$(2,431,108)	$(1,404,190)
Investing activities	(214,955)	(110.037)
Financing activities	2,245,239	2,040,793
	$(400,824)	$526,566

Six Months Ended June 30, 2022 Compared to Six Months Ended June 30, 2021

Cash Flows from Operating Activities – For the six months ended June 30, 2022, net cash used in operations was $2,431,108 compared to net cash used in operations of $1,404,190 for the six months ended June 30, 2021. Net cash used in operations was primarily due to a net loss of $5,199,798 for the six months ended June 30, 2022 and the changes in operating assets and liabilities of $654,686, primarily due to notes receivable - related party of $733,334, other current assets of $10,851, other assets of $13,558, and accounts payable – related parties of $5,418, offset partially by accounts payable of $16,068 and other current liabilities of $92,407. In addition, net cash used in operating activities includes adjustments to reconcile net loss from depreciation expense of $24,302, amortization expense of $74,713, stock issued for services of $606,011, and options issued for services of $2,718,350.

Net cash used in operations was primarily due to a net loss of $3,116,597 for the six months ended June 30, 2021 and the changes in operating assets and liabilities of $113,091, primarily due to accounts payable – related parties of $109,043, accounts receivable of $9,933, and other current liabilities of $71,766, offset partially by other current assets of $60,234, other assets of $9,175, and accounts payable of $8,242. In addition, net cash used in operating activities includes adjustments to reconcile net loss from depreciation expense of $5,579, amortization expense of $31,800, stock issued for services of $1,126,200, options issued for services of $274,556, and accretion of original issuance costs of $161,181.

Cash Flows from Investing Activities – For the six months ended June 30, 2022, net cash used in investing was $214,955 due to the purchase of property and equipment and intangible assets compared to cash flows used in investing activities of $110,037 for the six months ended June 30, 2021 due to the purchase of property and equipment and intangible assets.

Cash Flows from Financing Activities – For the six months ended June 30, 2022, net cash provided by financing was $2,245,239 due to proceeds from issuance of common stock and warrants for cash of $3,566,450, deferred offering costs of $263,050, common stock issued for cash in subsidiary of $29,450, and stock subscription receivable of $750, offset primarily by finder’s fees in conjunction with financings of $1,614,461. For the six months ended June 30, 2021, cash flows provided by financing activities was $2,040,793 due to proceeds from long-term convertible notes of $2,107,163, offset primarily by deferred offering costs of $66,370.

Capital Expenditures

We expect to purchase approximately $250,000 of equipment in connection with the expansion of our business during the next twelve months.

Going Concern

The accompanying financial statements have been prepared assuming we will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business.  We had an accumulated deficit of $21,385,832  and $13,739,270 at June 30, 2022 and December 31, 2021, respectively; had working capital of $3,645,966 and $3,539,034 at June 30, 2022 and December 31, 2021; had a net loss of $5,199,797 and $14,915,055 for the six months ended June 30, 2022 and  the year ended December 31, 2021, respectively, and net cash used in operating activities of $2,431,108 and $3,736,928 for the six months ended June 30, 2022 and the year ended December 31, 2021, respectively, with only limited revenue earned since inception, and a lack of operational history.  These matters raise substantial doubt about our ability to continue as a going concern.

While we are attempting to expand operations and generate revenues, our cash position may not be significant enough to support our daily operations. We intend to raise additional funds by way of private or public offerings. We believe that the actions presently being taken to further implement our business plan and generate revenues provide the opportunity for us to continue as a going concern. We believe in the viability of our strategy to generate revenues and in our ability to raise additional funds, but there can be no assurances to that effect or that we will be able to do so on terms acceptable to us. Our ability to continue as a going concern is dependent upon our ability to further implement our business plan and generate revenues.

The financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

Critical Accounting Policies

The Securities and Exchange Commission has defined a company’s critical accounting policies as the ones that are most important to the portrayal of our financial condition and results of operations and which require us to make our most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, we have identified the critical accounting policies and judgments addressed below. We also have other key accounting policies that are significant to understanding our results.

The following are deemed to be the most significant accounting policies affecting us.

Use of Estimates

The preparation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of net sales and expenses during the reported periods. Actual results may differ from those estimates and such differences may be material to the consolidated financial statements. The more significant estimates and assumptions by management include among others: common stock valuation, and the recoverability of intangibles. The current economic environment has increased the degree of uncertainty inherent in these estimates and assumptions.

Revenue Recognition

On May 16, 2020 (“Date of Formation”), the Company adopted Accounting Standards Codification ASC 606 (“ASC 606”), Revenue from Contracts with Customers. Results for the reporting periods beginning on Date of Formation are presented under ASC 606.

The Company generates all of its revenue from contracts with customers. The Company recognizes revenue when we satisfy a performance obligation by transferring control of the promised services to a customer in an amount that reflects the consideration that we expect to receive in exchange for those services. The Company determines revenue recognition through the following steps:

Identification of the contract, or contracts, with a customer.
Identification of the performance obligations in the contract.
Determination of the transaction price.
Allocation of the transaction price to the performance obligations in the contract
Recognition of revenue when, or as, we satisfy a performance obligation.

GATC Health unlocks human biology to accelerate scientific discovery and enable healthcare personalized to each patient’s genetic profile. We leverage the power of advanced biotechnology and artificial intelligence to predict individuals’ health risks and develop safer, more effective drugs. Our revenue streams include predictive health tests/reports and advanced diagnostics, drug discovery and development, and data services.

GATC Health’s platform is effectively a digital humanoid, comprised of over 100,000 whole genomes and billions of other relevant biological data points, which together mimic the interactivity between all the systems that comprise a biological human.

Predictive, Personalized Medicine—Earlier Disease Detection & Treatment Recommendations

With a single cheek swab, our proprietary genome test kits can identify an individual’s precise risks and treatment options for Diabetes, Viral Immunity, Cardiac Health, Depression & Anxiety, Medical Cannabis, and more. GATC Health licenses this technology to companies that distribute its proprietary genome test kits to consumers and physicians to enable precision and predictive medicine across clinical settings.

Pharmaceutical Research: Accelerating Drug Discovery & Clinical Trials

Via a joint venture with Liquid Biosciences, an accelerated biomarker discovery platform utilized for detection, diagnosis and treatment of diseases, GATC technology is directly responsible for the following:

•

The discovery of new molecules for addiction treatment after being called in to validate biomarkers in a pharm partner’s clinical research. We completed all this work in a record- breaking two months after a healthcare AI competitor failed to do so in years.

•

20% or more reduction in drug discovery time (saving 1.5 million man-hours of the typical 7-million man-hours to take a drug to market). This molecule breakthrough led to the development of an analytical framework for new drug discovery—an industry first.

•

In a recent double-blinded study, GATC Health’s AI platform was able to identify drugs that were successful in clinical trials with 88% accuracy. Just as importantly, the platform identified drugs which failed in clinical trials at a rate of 84%. Today, less than 10% of drugs that enter clinical trials meet with FDA approval.

•

Predictive and treatment research underway for Alzheimer’s Disease, Parkinson’s Disease, Major Depressive Disorder, and ALS (Amyotrophic Lateral Scleroisis).

Our market

Grandview Research says the global biotechnology market size was valued at USD $752.88 billion in 2020 and is expected to expand at a compound annual growth rate (CAGR) of 15.83%. Other genetics/AI companies are fetching valuations from $300M (with no revenue or product and significant burn rate) to $4B and beyond.

Intangible Assets

Intangible assets consist primarily of capitalized software and trademark costs. The intangible assets are being amortized on a straight-line basis thru the end of estimated life.

Impairment of Long-lived Assets

We periodically evaluate whether the carrying value of property, equipment and intangible assets has been impaired when circumstances indicate the carrying value of those assets may not be recoverable. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the carrying value is not recoverable, the impairment loss is measured as the excess of the asset’s carrying value over its fair value. There are no impairments as of June 30, 2022 and December 31, 2021.

Our impairment analyses require us to apply judgment in estimating future cash flows as well as asset fair values, including forecasting useful lives of the assets, assessing the probability of different outcomes, and selecting the discount rate that reflects the risk inherent in future cash flows. If the carrying value is not recoverable, we assess the fair value of long-lived assets using commonly accepted techniques, and may use more than one method, including, but not limited to, recent third-party comparable sales and discounted cash flow models. If actual results are not consistent with our assumptions and estimates, or our assumptions and estimates change due to new information, we may be exposed to an impairment charge in the future. For the year ended December 31, 2021 and the date of formation (May 16, 2020) through December 31, 2020, we had not experienced impairment losses on its long-lived assets. However, there can be no assurances that the demand for our products and services will continue, which could result in an impairment of long-lived assets in the future.

Income Taxes

We account for income taxes under an asset and liability approach. This process involves calculating the temporary and permanent differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The temporary differences result in deferred tax assets and liabilities, which would be recorded on our balance sheets in accordance with ASC 740, which established financial accounting and reporting standards for the effect of income taxes. We must assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we must establish a valuation allowance. Changes in our valuation allowance in a period are recorded through the income tax provision on the consolidated statements of operations.

From the date of inception, we adopted ASC 740-10-30. ASC 740-10 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Under ASC 740-10, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, ASC 740-10 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the implementation of ASC 740-10, we recognized no material adjustment in the liability for unrecognized income tax benefits.

Fair Value of Financial Instruments

The provisions of accounting guidance, FASB Topic ASC 825 requires all entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized on the balance sheet, for which it is practicable to estimate fair value, and defines fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. As of June 30, 2022 and December 31, 2021, the fair value of cash, accounts payable, accrued expenses, and notes payable approximated carrying value due to the short maturity of the instruments, quoted market prices or interest rates which fluctuate with market rates.

Employee Stock Based Compensation

Stock based compensation issued to employees and members of our board of directors is measured at the date of grant based on the estimated fair value of the award, net of estimated forfeitures. The grant date fair value of a stock-based award is recognized as an expense over the requisite service period of the award on a straight-line basis.

For purposes of determining the variables used in the calculation of stock-based compensation issued to employees, we perform an analysis of current market data and historical data to calculate an estimate of implied volatility, the expected term of the option and the expected forfeiture rate. With the exception of the expected forfeiture rate, which is not an input, we use these estimates as variables in the Black-Scholes option pricing model. Depending upon the number of stock options granted any fluctuations in these calculations could have a material effect on the results presented in our consolidated statements of operations. In addition, any differences between estimated forfeitures and actual forfeitures could also have a material impact on our consolidated financial statements.

Non-Employee Stock Based Compensation

Issuances of our common stock or warrants for acquiring goods or services are measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. The measurement date for the fair value of the equity instruments issued to consultants or vendors is determined at the earlier of (i) the date at which a commitment for performance to earn the equity instruments is reached (a “performance commitment” which would include a penalty considered to be of a magnitude that is a sufficiently large disincentive for nonperformance) or (ii) the date at which performance is complete. Although situations may arise in which counter performance may be required over a period of time, the equity award granted to the party performing the service is fully vested and non-forfeitable on the date of the agreement. As a result, in this situation in which vesting periods do not exist as the instruments fully vested on the date of agreement, we determine such date to be the measurement date and will record the estimated fair market value of the instruments granted as a prepaid expense and amortize such amount to general and administrative expense in the accompanying statement of operations over the contract period. When it is appropriate for us to recognize the cost of a transaction during financial reporting periods prior to the measurement date, for purposes of recognition of costs during those periods, the equity instrument is measured at the then-current fair values at each of those interim financial reporting dates.

Non-Cash Equity Transactions

Shares of equity instruments issued for non-cash consideration are recorded at the fair value of the consideration received based on the market value of services to be rendered, or at the value of the stock given, considered in reference to contemporaneous cash sale of stock.

Recent Accounting Pronouncements

Refer to Note 3 in the accompanying notes to the consolidated unaudited financial statements.

Future Contractual Obligations and Commitments

Refer to Note 3 in the accompanying notes to the consolidated unaudited financial statements for future contractual obligations and commitments. Future contractual obligations and commitments are based on the terms of the relevant agreements and appropriate classification of items under U.S. GAAP as currently in effect. Future events could cause actual payments to differ from these amounts.

We incur contractual obligations and financial commitments in the normal course of our operations and financing activities. Contractual obligations include future cash payments required under existing contracts, such as debt and lease agreements. These obligations may result from both general financing activities and from commercial arrangements that are directly supported by related operating activities.

Legal

From time to time, various lawsuits and legal proceedings may arise in the ordinary course of business. However, litigation is subject to inherent uncertainties and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any legal proceedings or claims that we believe will have a material adverse effect on our business, financial condition or operating results.

2021 Equity Incentive Plan

On March 31, 2021, our board of directors authorized the adoption and implementation of our 2021 Equity Incentive Plan (the “2021 Plan”).  The 2021 Plan was approved by the stockholders on June 4, 2021.  The principal purpose of the 2021 Plan is to attract, retain and motivate our employees, officers, directors, consultants, agents, advisors and independent contractors and our related companies by providing them the opportunity to acquire an ownership interest in us and to link their interests and efforts to the long-term interests of our shareholders.  Under the 2021 Plan, an aggregate of 4,000,000 shares of our common stock have initially been reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, stock awards, restricted stock, restricted stock units and other stock and cash-based awards.  In addition, the aggregate number of shares pursuant to the 2021 Plan will automatically increase on January 1st of each year, for a period of not more than ten years, commencing on January 1 of the year following the year in which the IPO Date occurs and ending on (and including) January 1, 2031, in an amount equal to 4.0% of the total number of shares of capital stock outstanding on December 31st of the preceding calendar year. The exercise price for each option may not be less than fair market value of the common stock on the date of grant, and shall vest as determined by the Company’s board of directors but shall not exceed a ten-year period.

On August 25, 2021, we issued 1,600,000 restricted common shares to consultants, valued at $1,620,112 (based on the Black Scholes valuation model on the date of grant) for outside advisory and consulting services pursuant to our 2021 Equity Incentive Plan. 933,333 of the options will vest on the date of grant and the remaining 666,667 vest each month for thirty-six months from the grant date. The options are exercisable through August 25, 2026 at $1.875 per share in whole or in part.

Off-Balance Sheet Arrangements

As of June 30, 2022, we have not entered into any transaction, agreement or other contractual arrangement with an unconsolidated entity under which it has:

●	a retained or contingent interest in assets transferred to the unconsolidated entity or similar arrangement that serves as credit;
●	liquidity or market risk support to such entity for such assets;
●	an obligation, including a contingent obligation, under a contract that would be accounted for as a derivative instrument; or
●

an obligation, including a contingent obligation, arising out of a variable interest in an unconsolidated entity that is held by, and material to us, where such entity provides financing, liquidity, market risk or credit risk support to or engages in leasing, hedging, or research and development services with us.

Inflation

We do not believe that inflation has had a material effect on our results of operations.

Item 2. Other Information.

Sales of Unregistered Securities.

The net proceeds of $3,383,850 from our sale of 672,770 units (each unit consisting of one share of common stock, one Class A Warrant exercisable at $5 per share and one Class B Warrant exercisable at $10 per share) during the six months ended June 30, 2022 were and will be used for general and administrative expenses, for research and development and to a lesser extent for purchase of equipment.

Changes in Issuer's Certifying Accountant.

On August 2, 2022, IndigoSpire CPA Group, LLC (“IndigoSpire”) was dismissed as our independent accountants.

The reports of IndigoSpire on our consolidated financial statements for the year ended December 31, 2021 and the period May 16, 2020 (Inception) through December 31, 2020 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles. However, the reports for these periods did contain an explanatory paragraph concerning our potential inability to continue as a going concern.

During the year ended December 31, 2021 and the period May 16, 2020 (Inception) through December 31, 2020 and through August 2, 2022, there had been no “disagreements” (as defined in Item 304(a)(1)(iv) of Regulation S-K and related instructions) with IndigoSpire on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of IndigoSpire would have caused IndigoSpire to make reference thereto in its reports on the consolidated financial statements for such years. During the the  year ended December 31, 2021 and the period May 16, 2020 (Inception) through December 31, 2020 and through August 2, 2022, there have been no “reportable events” (as defined in Item 304(a)(1)(v) of Regulation S-K).

We provided IndigoSpire with a copy of the disclosure we are making herein and requested that IndigoSpire furnish us with a copy of its letter addressed to the Securities and Exchange Commission (the “SEC”), stating whether or not IndigoSpire agrees with the statements related to them made by us in this report. IndigoSpire provided the letter which is attached to this Report as Exhibit 9.

On August 2, 2022 the Board of Directors approved the appointment of Macias Gini & O’Connell LLP ("MGO") as our new independent registered public accounting firm, effective immediately, to perform independent audit services for the year ended December 31, 2021 and the period May 16, 2020 (Inception) through December 31, 2020.  During the year ended December 31, 2021 and the period May 16, 2020 (Inception) through December 31, 2020 and through August 2, 2022, neither we, nor anyone on our behalf, consulted MGO regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to our consolidated financial statements, and no written report or oral advice was provided to us by MGO that was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a "disagreement" (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a “reportable event” (as that term is defined in Item 304(a)(1)(v) of Regulation S-K).

Item 3. Financial Statements (unaudited).

Explanatory Note - RESTATEMENT

We have revised our Financial Statements for the year ended December 31, 2021, and these revisions have been reflected in this Report in our consolidated balance sheet as of that date and the Statement of Changes in Stockholders’ Equity.  The revisions primarily consisted of the following: (a) classification adjustment of $1,721,774 from consulting expense to additional paid-in-capital for options granted in conjunction with the issuance of common stock and warrants for cash; (b) mathematical error in the calculation of option valuations of $584,809; and (c) correction of consultant payment of $6,372. As a result, the net loss for the year ended December 31, 2021 decreased from $17,220,444 to $14,915,055. See Note 13 to the unaudited consolidated financial statements.

GATC HEALTH CORP AND SUBSIDIARY
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2022	2021

ASSETS
Current assets:
Cash	$3,120,803	$3,521,627
Accounts receivable	2,067	2,067
Notes receivable-related party	733,334	-
Other current assets	288,074	277,222
Total current assets	4,144,278	3,800,916

Property and equipment, net	205,574	58,750
Intangible assets, net	5,156,200	187,084
Operating lease right-of-use assets, net	344,171	130,678
Deferred offering costs	-	263,050
Other assets	26,704	13,146
Total assets	$9,876,927	$4,453,624

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$139,104	$123,036
Accounts payable - related parties	72,932	78,350
Current portion of operating lease liabilities	201,972	83,834
Other current liabilities	84,304	6,662
Total current liabilities	498,312	291,882
Long-term liabilities:
Operating lease liabilities net of current portion	180,455	70,334
Total long-term liabilities	180,455	70,334
Total liabilities	678,767	362,216

Stockholders' equity
Preferred stock, $0.0001 par value, 10,000,000 shares authorized; 727,382 issued and outstanding at June 30, 2022 and December 31, 2021	727	727
Common stock, $0.0001 par value, 100,000,000 shares authorized; 27,872,098 and 22,350,153 shares issued and outstanding at June 30, 2022 and December 31, 2021, respectively	2,788	2,235
Common stock receivable	-	(750)
Additional paid-in-capital	30,580,477	17,828,466
Accumulated deficit	(21,385,832)	(13,739,270)
Total stockholders' equity	9,198,160	4,091,408
Total liabilities and stockholders' equity	$9,876,926	$4,453,624

See accompanying notes to unaudited condensed consolidated financial statements

GATC HEALTH CORP AND SUBSIDIARY
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six Months Ended June 30,		Three Months Ended June 30,
	2022	2021	2022	2021

Net revenues	$733,334	$2,430	$133,334	$-
Cost of sales	22,000		4,000
Gross profit	711,334	2,430	129,334	-

Operating expenses:
Research and development	1,528,294	406,926	904,841	135,384
Marketing expenses	601,414	217,760	395,856	209,604
Compensation expense	2,608,107	1,631,135	707,139	1,199,630
General and administrative	1,167,160	630,491	494,276	312,638
Total operating expenses	5,904,975	2,886,312	2,502,112	1,857,256
Loss from operations	(5,193,641)	(2,883,882)	(2,372,778)	(1,857,256)

Other expense:
Interest expense	6,156	71,534	3,078	49,860
Interest expense - original issuance costs	-	161,181	-	109,132
Total other expense	6,156	232,715	3,078	158,992

Loss before income taxes	(5,199,797)	(3,116,597)	(2,375,856)	(2,016,248)
Income taxes	-	-	-	-

Net loss	$(5,199,797)	$(3,116,597)	$(2,375,856)	$(2,016,248)

Net loss per share, basic and diluted	$(0.21)	$(0.17)	$(0.09)	$(0.12)

Weighted average number of shares outstanding
Basic and diluted	24,843,018	18,172,789	27,163,651	17,241,262

See accompanying notes to unaudited condensed consolidated financial statements

GATC HEALTH CORP AND SUBSIDIARY
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

						Stock		Total
	Preferred Stock		Common Stock		Additional Paid	Subscription	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	in Capital	Receivable	Deficit	Equity (Deficit)
Balance as of January 1, 2021	-	$-	18,960,000	$1,896	$878,799	$-	$(1,270,979)	$(390,284)
Issuance of common stock for services	-	-	240,000	24	449,976	-	0	450,000
Net loss	-	-	-	-	-	-	(1,100,349)	(1,100,349)
Balance as of March 31, 2021	-	$-	19,200,000	$1,920	$1,328,775	$-	$(2,371,328)	$(1,040,633)

Issuance of common stock for services	-	-	330,320	33	676,167	-	-	676,200
Conversion of common stock for preferred stock	820,000	820	(8,200,000)	(820)	-	-	-	-
Issuance of options for services	-	-	-	-	274,556	-	-	274,556
Net loss	-	-	-	-	-	-	(2,016,248)	(2,016,248)
Balance as of June 30, 2021	820,000	$820	11,330,320	$1,133	$2,279,498	$-	$(4,387,576)	$(2,106,125)

Balance as of January 1, 2022	727,383	$727	22,350,153	$2,235	$20,275,230	$(750)	$(16,186,034)	$4,091,408
Issuance of common stock and warrants for cash	-	-	384,000	38	1,919,962	-	-	1,920,000
Finder's fees in conjunction with financings	-	-	-	-	(989,381)	-	-	(989,381)
Issuance of common stock for services	-	-	85,601	9	427,996	-	-	428,005
Issuance of options for services	-	-	-	-	1,819,247	-	-	1,819,247
Exercise of Options	-	-	2,400	-	-	-	-	-
Net loss	-	-	-	-	-	-	(2,823,942)	(2,823,942)
Balance as of March 31, 2022	727,383	$727	22,822,154	$2,282	$23,453,054	$(750)	$(19,009,976)	$4,445,337

Issuance of common stock and warrants for cash	-	-	329,290	33	1,646,417	-	-	1,646,450
Finder's fees in conjunction with financings	-	-	-	-	(625,080)	-	-	(625,080)
Issuance of common stock for services	-	-	35,601	5	178,001	-	-	178,005
Issuance of common stock for intangible asset	-	-	1,000,000	100	4,999,900	-	-	5,000,000
Issuance of options for services	-	-	-	-	899,103	-	-	899,103
Exercise of Options	-	-	3,800	-	-	-	-	-
Common stock receivable	-	-		-	-	750	-	750
Investment in subsidiary	-	-	3,681,253	368	29,082	-	-	29,450
Net loss	-	-	-	-	-	-	(2,375,856)	(2,375,856)
Balance as of June 30, 2022	727,383	$727	27,872,098	$2,788	$30,580,477	$-	$(21,385,832)	$9,198,159

See accompanying notes to unaudited condensed consolidated financial statements

GATC HEALTH CORP AND SUBSIDIARY
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended June 30,
	2022	2021

Cash flows from operating activities:
Net loss	$(5,199,798)	$(3,116,597)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	24,302	5,579
Amortization expense	74,713	31,800
Stock issued for services	606,011	1,126,200
Options issued for services	2,718,350	274,556
Accretion of original issuance costs	-	161,181
Changes in operating assets and liabilities:
Accounts receivable	-	9,933
Notes receivable-related party	(733,334)	-
Other current assets	(10,852)	(60,234)
Other assets	(13,558)	(9,175)
Accounts payable	16,068	(8,242)
Accounts payable - related parties	(5,418)	109,043
Other current liabilities	92,408	71,766
Net cash used in operating activities	(2,431,108)	(1,404,190)

Cash flows from investing activities:
Purchase of property and equipment	(171,126)	(9,385)
Purchase of intangible assets	(43,829)	(100,652)
Net cash used in investing activities	(214,955)	(110,037)

Cash flows from financing activities:
Issuance of common stock and warrants for cash	3,566,450	-
Proceeds from long-term convertible notes	-	2,107,163
Stock subscription receivable	750	-
Finder's fees in conjunction with financings	(1,614,461)	-
Deferred offering costs	263,050	(66,370)
Common stock issued for cash in subsidiary	29,450	-
Net cash provided by financing activities	2,245,239	2,040,793

Net increase in cash	(400,824)	526,566

Cash at beginning of period	3,521,627	18,374
Cash at end of period	$3,120,803	$544,940

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$-	$-
Income taxes	$-	$-

Non-cash investing and financing activities:
Issuance of common stock issued for intangible assets	$5,000,000	$-
Conversion of common shares to preferred shares	$-	$820

See accompanying notes to unaudited condensed consolidated financial statements

GATC HEALTH CORP AND SUBSIDIARY

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES

Corporate History and Background

GATC Health Corp., a Wyoming corporation incorporated on May 16, 2020 (the “Company”), is engaged in the business of providing products and services for the gathering of human genome DNA, sequencing, and processing that sequence through artificial intelligence, and in developing a novel drug discovery platform utilizing artificial intelligence applied to the human genome.  The Company has one wholly-owned subsidiary, GATC Rx Corp (in August 2021, the Company acquired the 36.6% of minority interests in GATC Rx in exchange for shares of its common stock). On April 5, 2022, the Company acquired all of the assets of GATC DB Care Corp.

NOTE 2 – BASIS OF PRESENTATION

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include all adjustments necessary for the fair presentation of the Company’s financial position and results of operations for the periods presented.

The Company currently operates in one business segment. The Company is not organized by market and is managed and operated as one business. A single management team reports to the chief operating decision maker (the Chief Executive Officer) who comprehensively manages the entire business. The Company does not currently operate any separate lines of businesses or separate business entities.

Going Concern

The accompanying financial statements have been prepared assuming we will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business.  The Company had an accumulated deficit of $21,385,832 at June 30, 2022, had working capital of $3,645,966 and $3,509,034 at June 30, 2022 and December 31, 2021, had a net loss of $2,375,856 and $5,199,798 and $2,016,248 and $3,116,597 for the three and six months ended June 30, 2022 and 2021, respectively, and net cash used in operating activities of $2,431,108 and $1,404,190 for the six months ended June 30, 2022 and 2021, respectively, with limited revenue earned since inception, and a lack of operational history.  These matters raise substantial doubt about our ability to continue as a going concern.

While the Company is attempting to expand operations and generate revenues, the Company’s cash position may not be significant enough to support the Company’s daily operations.  Management intends to raise additional funds by way of one or more private offerings and a public offering under Regulation A.  Management believes that the actions presently being taken to further implement its business plan and generate revenues provide the opportunity for the Company to continue as a going concern.  While management believes in the viability of its strategy to generate revenues and in its ability to raise additional funds, there can be no assurances to that effect or on terms acceptable to the Company.  The ability of the Company to continue as a going concern is dependent upon the Company’s ability to further implement its business plan and generate revenues.

The financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the Company’s financial statements.  The financial statements and notes are representations of the Company’s management, which is responsible for their integrity and objectivity. These accounting policies conform to GAAP and have been consistently applied in the preparation of the financial statements.

Use of Estimates

The preparation of these financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements and the reported amounts of net sales and expenses during the reported periods.  Actual results may differ from those estimates and such differences may be material to the financial statements.  The more significant estimates and assumptions by management include among others: common stock valuation, amortization of intangible assets, depreciation of property and equipment, the recoverability of intangibles.  The current economic environment has increased the degree of uncertainty inherent in these estimates and assumptions.

Revenue Recognition

On May 16, 2020 (“Date of Formation”), the Company adopted Accounting Standards Codification ASC 606 (“ASC 606”), Revenue from Contracts with Customers. Results for the reporting periods beginning on Date of Formation are presented under ASC 606.

The Company generates all of its revenue from contracts with customers. The Company recognizes revenue when we satisfy a performance obligation by transferring control of the promised services to a customer in an amount that reflects the consideration that we expect to receive in exchange for those services. The Company determines revenue recognition through the following steps:

1. Identification of the contract, or contracts, with a customer.
2. Identification of the performance obligations in the contract.
3. Determination of the transaction price.
4. Allocation of the transaction price to the performance obligations in the contract
5. Recognition of revenue when, or as, we satisfy a performance obligation.

The Company currently has three principal revenue streams. Under a contract with Systemic Formulas, the Company is paid for application of its proprietary AI analysis to genetic data from individuals.  Revenue on the Systemic Formulas contract is recognized upon completion of the analysis on each individual data set; the time required for analysis is typically less than one day. The Company also develops Engines for the analysis of genetically-specific applications. Revenues on development contracts are realized when the Engine is completed, as demonstrated by customer acceptance or other contractual provisions, or in some cases upon completion of agreed-upon stages. Finally, customers may enter into licensing agreements with the Company pursuant to which the Company is paid upon completion of AI analysis on a per-test basis; again, the time required for analysis is typically less than one day.

Cash

The Company’s cash is held in bank accounts in the United States and is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000.  The Company has not experienced any cash losses.

Cash Flows Reporting

The Company follows ASC 230, Statement of Cash Flows, for cash flows reporting, classifies cash receipts and payments according to whether they stem from operating, investing, or financing activities and provides definitions of each category. The Company uses the indirect or reconciliation method (“Indirect method”) as defined by ASC 230, Statement of Cash Flows, to report net cash flow from operating activities by adjusting net income to reconcile it to net cash flow from operating activities by removing the effects of (a) all deferrals of past operating cash receipts and payments and all accruals of expected future operating cash receipts and payments and (b) all items that are included in net income that do not affect operating cash receipts and payments.

Related Parties

The Company follows ASC 850, “Related Party Disclosures,” for the identification of related parties and disclosure of related party transactions. Related parties are any entities or individuals that, through employment, ownership or other means, possess the ability to direct or influence the direction of the management and policies of the Company.

Income Taxes

Income taxes are accounted for under an asset and liability approach. This process involves calculating the temporary and permanent differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The temporary differences result in deferred tax assets and liabilities, which would be recorded on the balance sheets in accordance with ASC 740, which established financial accounting and reporting standards for the effect of income taxes. The likelihood that its deferred tax assets will be recovered from future taxable income must be assessed and, to the extent that recovery is not likely, a valuation allowance is established. Changes in the valuation allowance in a period are recorded through the income tax provision in the consolidated statements of operations.

ASC 740-10 clarifies the accounting for uncertainty in income taxes recognized in an entity’s consolidated financial statements and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Under ASC 740-10, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, ASC 740-10 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company does not have a liability for unrecognized income tax benefits.

Advertising and Marketing Costs

Advertising and marketing expenses are recorded as marketing expenses when they are incurred. The Company incurred advertising and marketing expense of $395,856 and $601,414 and $209,604 and $217,760 for the three and six months ended June 30, 2022 and 2021, respectively.

Research and Development

All research and development costs are expensed as incurred. The Company incurred research and development expense of $904,841 and $1,528,294 and $135,384 and $406,926 for the three and six months ended June 30, 2022 and 2021, respectively.

General and Administrative Expenses

General and administrative expenses consisted of professional service fees, and other general and administrative overhead costs. Expenses are recognized when incurred.

Property and Equipment

Property and equipment are carried at cost and are depreciated on a straight-line basis over the estimated useful lives of the assets, generally five years. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized.  When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income in the year of disposition. Fixed assets are examined for the possibility of decreases in value when events or changes in circumstances reflect the fact that their recorded value may not be recoverable.

Intangible Assets

Intangible assets consist primarily of capitalized software, trademark costs, and licensing agreements. The intangible assets are being amortized on a straight-line basis thru the end of estimated life.

Impairment of Long-lived Assets

The Company periodically evaluates whether the carrying value of property, equipment and intangible assets has been impaired when circumstances indicate the carrying value of those assets may not be recoverable.  The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset.  If the carrying value is not recoverable, the impairment loss is measured as the excess of the asset’s carrying value over its fair value.

The Company’s impairment analyses require management to apply judgment in estimating future cash flows as well as asset fair values, including forecasting useful lives of the assets, assessing the probability of different outcomes, and selecting the discount rate that reflects the risk inherent in future cash flows. If the carrying value is not recoverable, the Company assesses the fair value of long-lived assets using commonly accepted techniques, and may use more than one method, including, but not limited to, recent third-party comparable sales and discounted cash flow models.  If actual results are not consistent with the Company’s assumptions and estimates, or the assumptions and estimates change due to new information, the Company may be exposed to an impairment charge in the future. For the three and six months ended June 30, 2022 and 2021, the Company had not experienced impairment losses on its long-lived assets.

Leases

The Company determines whether an arrangement contains a lease at inception. A lease is a contract that provides the right to control an identified asset for a period of time in exchange for consideration. For identified leases, the Company determines whether it should be classified as an operating or finance lease. Operating leases are recorded in the balance sheet as: right-of-use asset (“ROU asset”) and operating lease obligation. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets and operating lease liabilities are recognized at the commencement date of the lease and measured based on the present value of lease payments over the lease term. The ROU asset also includes deferred rent liabilities. The Company’s lease arrangements generally do not provide an implicit interest rate. As a result, in such situations the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option in the measurement of its ROU assets and liabilities. Lease expense for operating leases is recognized on a straight-line basis over the lease term. The Company has some lease agreements with lease and non-lease components, which are accounted for as a single lease component.

Fair Value of Financial Instruments

The provisions of accounting guidance, FASB Topic ASC 825 requires all entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized on the balance sheet, for which it is practicable to estimate fair value, and defines fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.  As of June 30, 2022 and December 31, 2021, there were no financial instruments requiring fair value.

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy is based on three levels of inputs, of which the first two are considered observable and the last unobservable, as follows:

•

Level 1 – Quoted prices in active markets for identical assets or liabilities.

•

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the measurement of the fair value of the assets or liabilities

The carrying value of financial assets and liabilities recorded at fair value are measured on a recurring or nonrecurring basis. Financial assets and liabilities measured on a non-recurring basis are those that are adjusted to fair value when a significant event occurs. There were no financial assets or liabilities carried and measured on a nonrecurring basis during the reporting periods. Financial assets and liabilities measured on a recurring basis are those that are adjusted to fair value each time a financial statement is prepared. There have been no transfers between levels.

Debt

The Company issues debt that may have separate warrants, conversion features, or no equity-linked attributes.

Debt with warrants – When the Company issues debt with warrants, the Company treats the warrants as a debt discount, records them as a contra-liability against the debt, and amortizes the discount over the life of the underlying debt as amortization of debt discount expense in the consolidated statements of operations. When the warrants require equity treatment under ASC 815, the offset to the contra-liability is recorded as additional paid in capital in our balance sheet. When the Company issues debt with warrants that require liability treatment under ASC 815, such as a clause requiring repricing, the warrants are considered to be a derivative that is recorded as a liability at fair value.  If the initial value of the warrant derivative liability is higher than the fair value of the associated debt, the excess is recognized immediately as interest expense.  The warrant derivative liability is adjusted to its fair value at the end of each reporting period, with the change being recorded as expense or gain to Other (income) expense in the consolidated statements of operations.  If the debt is retired early, the associated debt discount is then recognized immediately as amortization of debt discount expense.  The debt is treated as conventional debt.

Convertible debt – derivative treatment – When the Company issues debt with a conversion feature, we must first assess whether the conversion feature meets the requirements to be treated as a derivative, as follows: a) one or more underlyings, typically the price of our common stock; b) one or more notional amounts or payment provisions or both, generally the number of shares upon conversion; c) no initial net investment, which typically excludes the amount borrowed; and d) net settlement provisions, which in the case of convertible debt generally means the stock received upon conversion can be readily sold for cash. An embedded equity-linked component that meets the definition of a derivative does not have to be separated from the host instrument if the component qualifies for the scope exception for certain contracts involving an issuer’s own equity. The scope exception applies if the contract is both a) indexed to its own stock; and b) classified in shareholders’ equity in its statement of financial position.

If the conversion feature within convertible debt meets the requirements to be treated as a derivative, we estimate the fair value of the convertible debt derivative using the Black Scholes method upon the date of issuance. If the fair value of the convertible debt derivative is higher than the face value of the convertible debt, the excess is immediately recognized as interest expense. Otherwise, the fair value of the convertible debt derivative is recorded as a liability with an offsetting amount recorded as a debt discount, which offsets the carrying amount of the debt. The convertible debt derivative is revalued at the end of each reporting period and any change in fair value is recorded as a gain or loss in the consolidated statement of operations. The debt discount is amortized through interest expense over the life of the debt.

Convertible debt – beneficial conversion feature – If the conversion feature is not treated as a derivative, we assess whether it is a beneficial conversion feature (“BCF”). A BCF exists if the conversion price of the convertible debt instrument is less than the stock price on the commitment date. The value of a BCF is equal to the intrinsic value of the feature, the difference between the conversion price and the common stock into which it is convertible and is recorded as additional paid in capital and as a debt discount in the consolidated balance sheet. The Company amortizes the balance over the life of the underlying debt as amortization of debt discount expense in the statement of operations. If the debt is retired early, the associated debt discount is then recognized immediately as amortization of debt discount expense in the consolidated statement of operations.

If the conversion feature does not qualify for either the derivative treatment or as a BCF, the convertible debt is treated as traditional debt.

Basic and diluted earnings per share

Diluted earnings (loss) per share are computed on the basis of the weighted average number of common shares (including common stock subject to redemption) plus dilutive potential common shares outstanding for the reporting period. In periods where losses are reported, the weighted-average number of common stock outstanding excludes common stock equivalents, because their inclusion would be anti-dilutive.

The following potentially dilutive securities were excluded from the calculation of diluted net loss per share because the effects were anti-dilutive based on the application of the treasury stock method and because the Company incurred net losses during the period:

	June 30, 2022	December 31, 2021
Options to purchase shares of common stock	9,966,936	8,312,200
Convertible preferred stock	14,547,640	14,547,640
Total potentially dilutive shares	24,514,576	22,859,840

Capitalized Software Development Costs

In accordance with ASC 350-40 “Internal-Use Software” and ASC 350-985 “Software” the Company expenses costs as they are incurred until technological feasibility has been established, at and after which time those costs are capitalized until the product is available for general release to customers. Costs incurred to enhance our software products, after general market release of the services using the products, is expensed in the period they are incurred. The periodic expense for the amortization of previously capitalized software development costs is included in costs of services provided.

Deferred Offering Costs

In accordance with Staff Accounting Bulletin 5.A, offering costs being incurred in connection with the Company’s public offering under Regulation A were deferred and are reflected as other assets in the accompanying unaudited condensed consolidated balances sheets through December 31, 2021. Such costs will be deducted from the net proceeds of the offering if it is successful; if not, such costs will be expensed.

Employee Stock Based Compensation

In accordance with ASC No. 718, Compensation – Stock Compensation, stock-based compensation issued to employees and members of our board of directors is measured at the date of grant based on the estimated fair value of the award, net of estimated forfeitures. The grant date fair value of a stock-based award is recognized as an expense over the requisite service period of the award on a straight-line basis.

For purposes of determining the variables used in the calculation of stock-based compensation issued to employees, the Company performs an analysis of current market data and historical data to calculate an estimate of implied volatility, the expected term of the option and the expected forfeiture rate. With the exception of the expected forfeiture rate, which is not an input, we use these estimates as variables in the Black-Scholes option pricing model.  Depending upon the number of stock options granted any fluctuations in these calculations could have a material effect on the results presented in our unaudited condensed consolidated statements of operations.  In addition, any differences between estimated forfeitures and actual forfeitures could also have a material impact on our unaudited condensed consolidated financial statements.

Non-Employee Stock Based Compensation

In accordance with ASC 505, Equity Based Payments to Non-Employees, issuances of the Company's common stock or warrants for acquiring goods or services are measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. The measurement date for the fair value of the equity instruments issued to consultants or vendors is determined at the earlier of (i) the date at which a commitment for performance to earn the equity instruments is reached (a "performance commitment" which would include a penalty considered to be of a magnitude that is a sufficiently large disincentive for nonperformance) or (ii) the date at which performance is complete. Although situations may arise in which counter performance may be required over a period of time, the equity award granted to the party performing the service is fully vested and non-forfeitable on the date of the agreement. As a result, in this situation in which vesting periods do not exist as the instruments fully vested on the date of agreement, the Company determines such date to be the measurement date and will record the estimated fair market value of the instruments granted as a prepaid expense and amortize such amount to general and administrative expense in the accompanying statement of operations over the contract period. When it is appropriate for the Company to recognize the cost of a transaction during financial reporting periods prior to the measurement date, for purposes of recognition of costs during those periods, the equity instrument is measured at the then-current fair values at each of those interim financial reporting dates.

Non-Cash Equity Transactions

Shares of equity instruments issued for non-cash consideration are recorded at the fair value of the consideration received based on the market value of services to be rendered, or at the value of the stock given, considered in reference to contemporaneous cash sale of stock.

Concentrations, Risks, and Uncertainties

Business Risk

Substantial business risks and uncertainties are inherent to an entity, including the potential risk of business failure.

The Company is headquartered and operates in the United States. To date, the Company has generated limited revenues from operations.  There can be no assurance that the Company will be able to raise additional capital and failure to do so would have a material adverse effect on the Company’s financial position, results of operations and cash flows. Also, the success of the Company’s operations is subject to numerous contingencies, some of which are beyond management’s control. Currently, these contingencies include general economic conditions, competition, and governmental and political conditions.

Interest rate risk

Financial assets and liabilities do not have material interest rate risk.

Credit risk

The Company is not exposed to credit risk.

Seasonality

The business is not subject to substantial seasonal fluctuations.

Major Suppliers

The Company has not entered into any contracts that obligate it to purchase a minimum quantity or exclusively from any supplier.

Recent Accounting Pronouncements

In 2020, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, effective for fiscal years beginning after December 15, 2021 and early adoption is permitted. ASU 2020-06 addresses the complexity in accounting for certain financial instruments with characteristics of liabilities and equity. Amongst other provisions, the amendments in this ASU significantly change the guidance on the issuer’s accounting for convertible instruments and the guidance on the derivative scope exception for contracts in an entity’s own equity such that fewer conversion features will require separate recognition, and fewer freestanding instruments, like warrants, will require liability treatment. The implementation of ASU 2020-06 did not have a material effect on the Company’s financial statements or disclosures.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurements (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. This standard removes, modifies, and adds certain disclosure requirements for fair value measurements. This pronouncement is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted. The Company adopted ASU No. 2018-13 in the first quarter of fiscal 2020, coinciding with the standard’s effective date, and had an immaterial impact from this standard.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. This standard aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The Company’s accounting for the service element of a hosting arrangement that is a service contract is not affected by the proposed amendments and will continue to be expensed as incurred in accordance with existing guidance. This standard does not expand on existing disclosure requirements except to require a description of the nature of hosting arrangements that are service contracts. This standard is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted, including adoption in any interim period for which financial statements have not been issued. Entities can choose to adopt the new guidance prospectively or retrospectively. The Company adopted the updated disclosure requirements of ASU No. 2018-15 prospectively in the first quarter of fiscal 2020, coinciding with the standard’s effective date, and had an immaterial impact from this standard.

In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes. This standard simplifies the accounting for income taxes by removing certain exceptions to the general principles in ASC 740, Income Taxes, while also clarifying and amending existing guidance, including interim-period accounting for enacted changes in tax law. This standard is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company adopted ASU No. 2019-12 in the first quarter of fiscal 2021, coinciding with the standard’s effective date, and expects the impact from this standard to be immaterial.

Other recently issued accounting updates are not expected to have a material impact on the Company’s unaudited condensed consolidated financial statements.

NOTE 4 – PROPERTY AND EQUIPMENT

Equipment consisted of the following as of:

	Estimated life	June 30, 2022	December 31, 2021
Office equipment and furniture	5 years	$83,074	$49,902
Computer equipment	3 years	121,732	24,993
Vehicles	5 years	41,215	-
Accumulated depreciation		(40,447)	(16,145)
		$205,574	$58,750

Depreciation expense was $15,048 and $24,302 and $2,952 and $5,579 for the three and six months ended June 30, 2022 and 2021, respectively, and is classified in general and administrative expenses in the unaudited condensed consolidated statements of operations.

NOTE 5 – INTANGIBLE ASSETS

Intangible assets consist primarily of capitalized software, trademark costs, and licensing agreement. The intangible assets are being amortized on a straight-line basis thru the end of estimated life.

On May 5 2022, the Company entered into an Amended and Restated License Agreement with Naturals to include the utilization of MAT in connection with psylocibin in exchange for an additional 1,000,000 shares of the Company’s common stock, valued at $5 million (based on the estimated fair value of the stock on the date of issuance) and recorded as intangible assets on the Company’s condensed consolidated balance sheets.

Intangible assets consisted of the following as of:

	Estimated life	June 30, 2022	December 31, 2021
Capitalized software	2 years	$321,842	$278,013
Tradenames	5 years	1,536	1,536
Licensing agreement	20 years	5,000,000	-
Accumulated amortization		(167,178)	(92,465)
		$5,156,200	$187,084

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As of June 30, 2022, estimated future amortization expenses related to intangible assets were as follows:

Intangible Assets
2022 (remaining 6 months)	$205,370
2023	324,804
2024	250,507
2025	250,390
2026	250,129
Thereafter	3,875,000
$5,156,200

The Company had amortization expense of $39,125 and $74,713 and $18,182 and $31,800 for the three and six months ended June 30, 2022 and 2021, respectively.

NOTE 6 – CONVERTIBLE DEBENTURES

During fiscal years 2021 and 2020, the Company had offered and sold an aggregate of $9,691,632 and $676,250, respectively, of its 8% Convertible Debentures. The Debentures are mandatorily convertible into shares of Common Stock, together with accrued interest at 8% per annum, at the lesser of $3.75 per share or at a 25% discount to the price at which the Company effects any equity offering of no less than $1 million, at the earliest to occur of (a) three years after issuance of each particular Debenture, or (b) at such time as the Company raises no less than $1 million in such offering subsequent to the offering of the Debentures. Any holder of Debentures may also, at any time, convert Debentures in whole or in part into common stock at such conversion rate.

In accordance with Accounting Standard 2015-03, Interest-Imputation of Interest, incurred issuance costs of $2,807,109 and $233,281 in fiscal year 2021 and 2020, respectively. These issuance costs were expensed as interest over the remaining term of the Convertible Debentures, or upon conversion into Common Stock. All of the Convertible Debentures, along with $216,333 of accrued interest, were mandatorily converted into Common Stock on September 21, 2021.

The Company effected a one-for-one stock dividend (the “Dividend”) in August 2021. As a result, the conversion rate for the 8% Convertible Debentures was adjusted from $3.75 to $1.875 per share, and the conversion rate for the Series A Convertible Preferred Stock was increased from 10 to 20 Common Shares for each Preferred Share.  All of the then outstanding $10,367,882 in 8% Convertible Debentures, with accrued interest of $216,333, totaling $10,584,215, were converted on September 21, 2021 at $1.875 per share into 5,644,915 shares of Common Stock. All share amounts in the Company’s financial statements reflect the Dividend issuance.

NOTE 7 – STOCKHOLDERS’ DEFICIT

Preferred Stock

At an annual shareholders meeting held on June 7, 2021, the shareholders approved an amendment to the Articles of Incorporation which (a) authorizes the issuance of up to 10,000,000 shares of preferred stock, $0.0001 par value, which may be issued with such rights, preferences and designation and to be issued in such series as determined by the Board of Directors; (b) provides for the issuance of up to 1,500,000 shares of Series A Convertible Preferred Stock, each share of which is convertible into 10 shares of Common Stock (as adjusted) and has 200 votes (as adjusted) per share; and provides for a classified board of directors. Following the annual meeting, holders of 820,000 shares of common stock (“Holders”) elected to exchange 8,200,000 common shares for an aggregate of 820,000 shares of Series A Convertible Preferred Stock. In fiscal 2021, Holders of Series A Convertible Preferred Stock converted 92,617 preferred shares into 1,852,356 common shares.

Common Stock

The Company has authorized 100,000,000 shares of common stock, $0.0001 par value, of which 26,872,098 and 22,350,153 shares are outstanding as of June 30, 2022 and December 31, 2021, respectively.

By resolution of its Board of Directors dated March 31, 2021, the Company agreed to issue 2,431,000 shares of common stock to acquire the minority interests in its GATC Rx subsidiary, via a share exchange. This share exchange was completed on August 12, 2021 following approval by GATC Rx shareholders on July 15, 2021.

During the six months ended June 30, 2022 and fiscal year 2021, the Company issued 121,202 and 1,127,655 common shares valued at $606,010 and $2,274,785 (based on the estimated fair value of the stock on the date of grant), respectively, for services rendered.

The Company completed an offering of its Common Stock under a private placement during September 2021. A total of 490,127 shares of Common Stock were sold to accredited investors at a price of $3.75 per share totaling $1,767,942. As of December 31, 2021, 200 shares, totaling $750, were subscribed and presented in stockholders’ equity in the unaudited condensed consolidated balance sheets.  As of June 30, 2022, there are no shares subscribed.

On December 3, 2021, the Company initiated a private offering to sell up to 2,000,000 units at a price of $5.00 per share.  Each unit consists of one share of the Company’s common stock, one Class A warrant and one Class B warrant with each warrant entitling the holder to purchase an additional share of common stock at a price of $5.00 and $10.00 per share, respectively, until December 31, 2023. Upon certain events, the warrants are callable at the option of the Company provided that the Company has filed a registration statement covering the common stock underlying the warrants. During the six months ended June 30, 2022 and fiscal year 2021, the Company sold 676,770 and 42,500 shares of common stock to accredited investors at a price of $5.00 per share totaling $3,383,850 and $212,500, respectively.

On September 27, 2021, the Company initiated a Regulation A Offering to sell up to 10,000,000 shares of common stock at a price of $5.00 per share.  During the six months ended June 30, 2022, the Company sold 36,520 shares of common stock to accredited investors at a price of $5.00 per share totaling $182,600. No shares were sold in fiscal year 2021.

On May 5 2022, the Company entered into an Amended and Restated License Agreement with Naturals to include the utilization of MAT in connection with psylocibin in exchange for an additional 1,000,000 shares of the Company’s common stock, valued at $5 million (based on the estimated fair value of the stock on the date of issuance) and recorded as intangible assets on the Company’s condensed consolidated balance sheets.

During the six months ended June 30, 2022 and fiscal year 2021, the Company incurred offering costs totaling $1,614,461 and $970,246, respectively, in conjunction with its financings.

The Company acquired all the assets of GATC DB Care Corp effective April 5, 2022 in exchange for 3,681,253 restricted shares of common stock.  These assets included GATC DB Care Corp’s license rights with respect to diabetes applications, and $29,706 in cash. These shares include 3,432,817 shares owned by officers, directors, members of the Board of Advisors and persons with more than 5% of the Company’s outstanding shares.

On July 24, 2020, the Company issued 1,000,000 shares of Common Stock to a related party, GATC Naturals Corp, in connection with a licensing agreement, valued at $100 (based on the par value on the date of grant).  The issuance was an isolated transaction not involving a public offering pursuant to Section 4(2) of the Securities Act of 1933. On May 5 2022, the Company entered into an Amended and Restated License Agreement with Naturals to include the utilization of MAT in connection with psylocibin in exchange for an additional 1,000,000 shares of the Company’s common stock, valued at $5 million (based on the estimated fair value of the stock on the date of issuance) and recorded as intangible assets on the Company’s condensed consolidated balance sheets

Options

During the six months ended June 30, 2022 and fiscal year 2021, the Company granted options to purchase 1,657,936 and 8,301,800 shares of common stock, valued at $2,474,722 and $8,470,160 (based on the Black Scholes options pricing method on the date of grant), respectively. The options are exercisable for a period of two to ten years at a price of $0.02 to $5.00 per share in whole or in part and vest 8,309,736 options on the date of grant and 1,650,000 options vest one-thirty-sixth (1/36) of the shares each month.

During the six months ended June 30, 2022 and fiscal year 2021, the Company’s CFO exercised 6,200 and 1,600 options into 6,200 and 1,600 common shares and paid $31,000 and $8,000, respectively.

NOTE 8 – STOCK BASED COMPENSATION

2021 Equity Incentive Plan

On March 31, 2021, the board of directors of the Company authorized the adoption and implementation of the Company’s 2021 Equity Incentive Plan (the “2021 Plan”).  The 2021 Plan was approved by the stockholders on June 4, 2021.  The principal purpose of the 2021 Plan is to attract, retain and motivate employees, officers, directors, consultants, agents, advisors and independent contractors of the Company and its related companies by providing them the opportunity to acquire a proprietary interest in the Company and to link their interests and efforts to the long-term interests of the Company's shareholders.  Under the 2021 Plan, an aggregate of 4,000,000 shares of the Company's common stock have initially been reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, stock awards, restricted stock, restricted stock units and other stock and cash-based awards.  In addition, the aggregate number of shares pursuant to the 2021 Plan will automatically increase on January 1st of each year, for a period of not more than ten years, commencing on January 1 of the year following the year in which the IPO Date occurs and ending on (and including) January 1, 2031, in an amount equal to 4.0% of the total number of shares of Capital Stock outstanding on December 31st of the preceding calendar year. The exercise price for each option may not be less than fair market value of the common stock on the date of grant, and shall vest as determined by the Company’s board of directors but shall not exceed a ten-year period.

On August 25, 2021, the Company issued options to purchase 1,600,000 restricted common shares to consultants, including 300,000 options to each of two of our officers, valued at $1,456,305 (based on the Black Scholes valuation model on the date of grant) for outside advisory and consulting services related to the development of our artificial intelligence, pursuant to the Company’s 2021 Equity Incentive Plan. 933,333 of the options will vest on the date of grant and the remaining 666,667vest each month for thirty-six months from the grant date. The options are exercisable through August 25, 2026 at $1.875 per share in whole or in part.

NOTE 9 – RELATED PARTY TRANSACTIONS

Other than as set forth below, and as disclosed in Notes 7 and 8, there have not been any transaction entered into or been a participant in which a related person had or will have a direct or indirect material interest.

The Company owns certain intellectual property, including a patent application and trade secrets, and patents in development, for its Multiomic Advanced Technology ™ (“MAT”). MAT sequences an individual’s DNA, reading the entire genome and analyzing the full data set of “omics,” including genomics, proteomics, and microbiomics, using artificial intelligence. Certain aspects of MAT were developed by an unaffiliated company, Frelii, Inc. and assigned to GATC Naturals (“Naturals”), a company under common control with the Company, on July 7, 2019. Naturals transferred these intellectual property rights to the Company on July 24, 2020 in exchange for 1,000,000 shares of the Company’s common stock. On May 5 2022, the Company entered into an Amended and Restated License Agreement with Naturals to include the utilization of MAT in connection with psylocibin in exchange for an additional 1,000,000 shares of the Company’s common stock, valued at $5 million (based on the estimated fair value of the stock on the date of issuance) and recorded as intangible assets on the Company’s condensed consolidated balance sheets.  The Company has relicensed MAT to Naturals with respect to its use for CBD-related therapies, in exchange for a license fee equal to 80% of Natural’s gross revenues. The Company is required to pay Frelii a 3% royalty on MAT; to date, no material amount is due Frelii under the technology transfer agreement with that company.

On March 23, 2021, the Company licensed MAT to a newly-formed corporation, GATC DB Care Corp. (“DB Care”), in exchange for a 7% royalty on net sales, with respect to the diabetes genetic testing and the development of therapies with respect thereto. DB Care management and its control shareholders are all officers and/or shareholders of the Company. The Company loaned $100 to DB Care to enable that company to open a bank account.

Management believes that these transactions between the Company and Naturals/DB Care are on the same terms as would prevail in arm’s length negotiations.

The Company has loaned funds to both of Naturals and Rx.  As of June 30, 2022, December 31, 2021 and 2020, Naturals owed the Company $895,833, $162,500 and $199,933, respectively. The loans bear no interest and are payable on demand.

Until August 1, 2021, we subleased approximately 2,500 square feet of office space on a month-to-month basis in a modern office building from ONIT Sciences, Inc., a company under common control with some members of management, and also reimbursed ONIT for health insurance premiums of approximately $4,500 per month paid by ONIT on behalf of certain of our consultants as part of their agreements. The total monthly payments to ONIT for the sublease and the health insurance were $15,000 per month. The lease rate per square foot of $4.00 was believed to be equivalent to the rate we would be required to pay to an unrelated party for a similar subleasing arrangement. Effective August 1, 2021, we entered into a twenty-six month lease for the same premises directly with the owner of the building, for $3.15 per month increasing to $3.34 per month over the lease term.

In July 2021, we commenced renting 150 square feet of office space in the same building, discussed in the preceding paragraph, for $1,300 per month from an unaffiliated party. This lease terminated in April 2022, when we commenced a three-year lease for 3,462 square feet of office space adjacent to our existing 2,497 square feet of premises until April 2024, at $3.15 per square foot, increasing to $3.34 per square foot over the term of the lease, plus common area charges.

Most of our technical and scientific staff currently work remotely. We anticipate that in the future it may be required to lease a limited amount of office space in the future for its technical and scientific.

NOTE 10 – OPERATING LEASE

The Company adopted ASC 842 as of August 1, 2021. The Company has an operating lease for the Company’s corporate office and accounts for this lease in accordance with ASC 842. Adoption of the standard resulted in the initial recognition of operating lease ROU asset of $158,347 and operating lease liability of $158,347 as of August 1, 2021.

Effective August 1, 2021, the Company entered into a 26-month lease for its headquarters located at 2030 Main Street, Suite 660, Irvine, California.  This facility is leased in monthly installments of approximately $7,866 for months 1 through 12, $8,090 for months 13 through 24, and $8,340 for months 25 and 26.  The monthly rent shall be increased by three percent (3%) per annum each succeeding lease year.

On April 5, 2022, via an amendment to our current lease agreement, we agreed to lease 3,462 square feet of office space adjacent to our existing 2,497 square feet of premises until April 2024, at $3.15 per square foot, increasing to $3.34 per square foot over the term of the lease, plus common area charges.

The lease amendment was reviewed in accordance with ASC 842 and accounted for the lease amendment as a modification to an existing lease. The modification of $18,765 was adjusted against the existing lease.

Operating lease right-of-use (“ROU”) assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Generally, the implicit rate of interest in arrangements is not readily determinable and the Company utilizes its incremental borrowing rate in determining the present value of lease payments. The Company’s incremental borrowing rate is a hypothetical rate based on its understanding of what its credit rating would be. The operating lease ROU asset includes any lease payments made and excludes lease incentives. Our variable lease payments primarily consist of maintenance and other operating expenses from our real estate leases. Variable lease payments are excluded from the ROU assets and lease liabilities and are recognized in the period in which the obligation for those payments is incurred. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

We have lease agreements with lease and non-lease components. We have elected to account for these lease and non-lease components as a single lease component. We are also electing not to apply the recognition requirements to short-term leases of twelve months or less and instead will recognize lease payments as expense on a straight-line basis over the lease term.

The components of lease expense and supplemental cash flow information related to leases for the period are as follows:

In accordance with ASC 842, the components of lease expense were as follows:

	Six Months ended June 30,		Three Months ended June 30,

	2022	2021	2022	2021
Operating lease expense	$ 33,172	$ -	$ 15,601	$ -
Short term lease cost	$ -	$ -	$ -	$ -
Total lease expense	$ 33,172	$ -	$ 15,601	$ -

34

In accordance with ASC 842, other information related to leases was as follows:

Period ended June 30,	2022	2021
Operating cash flows from operating leases	$ 13,682	$ -
Cash paid for amounts included in the measurement of lease liabilities	$ 13,682	$ -

Weighted-average remaining lease term—operating leases	1.92 years	-
Weighted-average discount rate—operating leases	10%	-

	In accordance with ASC 842, maturities of operating lease liabilities as of December 31, 2021 were as follows:

		Operating
Year ending:		Lease
2022		$ 128,988
2023		234,665
2024		69,661
Total undiscounted cash flows		$ 433,314

Reconciliation of lease liabilities:
Weighted-average remaining lease terms		1.92 years
Weighted-average discount rate		10%
Present values		$ 382,427

Lease liabilities—current		201,972
Lease liabilities—long-term		180,455
Lease liabilities—total		$ 382,427

Difference between undiscounted and discounted cash flows		$ 50,887

Operating lease cost was $33,172 and $0 for the six months ended June 30, 2022 and 2021, respectively.

NOTE 11– EARNINGS PER SHARE

FASB ASC Topic 260, Earnings Per Share, requires a reconciliation of the numerator and denominator of the basic and diluted earnings (loss) per share (EPS) computations.

Basic earnings (loss) per share are computed by dividing net earnings available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. In periods where losses are reported, the weighted-average number of common stock outstanding excludes common stock equivalents, because their inclusion would be anti-dilutive.

Basic and diluted earnings (loss) per share are the same since net losses for all periods presented and including the additional potential common shares would have an anti-dilutive effect.

The following table sets forth the computation of basic and diluted net income per share:

	Six Months Ended June 30,		Three Months Ended June 30,
	2022	2021	2022	2021

Net loss attributable to the common stockholders	$(5,199,797)	$(3,116,597)	$(2,375,856)	$(2,016,248)

Basic weighted average outstanding shares of common stock	24,843,018	18,172,789	27,163,651	17,241,262
Dilutive effect of options and warrants	-	-	-	-
Diluted weighted average common stock and common stock equivalents	24,843,018	18,172,789	27,163,651	17,241,262

Loss per share:
Basic and diluted	$(0.21)	$(0.17)	$(0.09)	$(0.12)

NOTE 12 – COMMITMENTS AND CONTINGENCIES

Legal

From time to time, various lawsuits and legal proceedings may arise in the ordinary course of business. However, litigation is subject to inherent uncertainties and an adverse result in these or other matters may arise from time to time that may harm the Company’s business. The Company is currently not aware of any legal proceedings or claims that it believes will have a material adverse effect on its business, financial condition or operating results.

2021 Equity Incentive Plan

On March 31, 2021, the board of directors of the Company authorized the adoption and implementation of the Company’s 2021 Equity Incentive Plan (the “2021 Plan”).  The 2021 Plan was approved by the stockholders on June 4, 2021.  The principal purpose of the 2021 Plan is to attract, retain and motivate employees, officers, directors, consultants, agents, advisors and independent contractors of the Company and its related companies by providing them the opportunity to acquire a proprietary interest in the Company and to link their interests and efforts to the long-term interests of the Company's shareholders.  Under the 2021 Plan, an aggregate of 2,000,000 shares of the Company's common stock have initially been reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, stock awards, restricted stock, restricted stock units and other stock and cash-based awards.  In addition, the aggregate number of shares pursuant to the 2021 Plan will automatically increase on January 1st of each year, for a period of not more than ten years, commencing on January 1 of the year following the year in which the IPO Date occurs and ending on (and including) January 1, 2031, in an amount equal to 4.0% of the total number of shares of Capital Stock outstanding on December 31st of the preceding calendar year. The exercise price for each option may not be less than fair market value of the common stock on the date of grant, and shall vest as determined by the Company’s board of directors but shall not exceed a ten-year period.

On August 25, 2021, the Company issued options to purchase1,600,000 restricted common shares to consultants, including 300,000 options to each of two of our officers, valued at $1,456,305 (based on the Black Scholes valuation model on the date of grant) for outside advisory and consulting services related to the development of our artificial intelligence, pursuant to the Company’s 2021 Equity Incentive Plan. 933,333 of the options will vest on the date of grant and the remaining 666,667 options vest each month for thirty-six months from the grant date. The options are exercisable through August 25, 2026 at $1.875 per share in whole or in part.

Services Agreement

On May 27, 2022, the Company entered into a Services Agreement (“Services Agreement”) and a Stock Grant Agreement (“Stock Grant”) (collectively, the “Agreements”) with Akon Lighting, Inc. (“Akon”) whereby the Company will perform testing of human saliva, blood, or other biologic liquid or tissue obtained from end user samples delivered by Akon (“Test Results”). The Agreements shall commence as of the effective date and shall continue in full force and effect for a period of 2 years which shall renew for additional 5 year periods provided Akon delivers a minimum 1 million Test Results. In connection with the Agreements, the Company issued Akon 411,878 common shares and granted Akon options to purchase 617,817 shares of common stock and each shall vest should Akon deliver 1 million Test Results through December 31, 2025. The options are exercisable through December 31, 2027 at a price of $4.00 per share in whole or in part.

NOTE 13 – RESTATEMENT

The Company has revised its Financial Statements for the year ended December 31, 2021, and these revisions have been reflected in this Report in the consolidated balance sheet of the Company as of that date and the Statement of Changes in Stockholders’ Equity.  The revisions primarily consisted of the following: (a) classification adjustment of $1,721,774 from consulting expense to additional paid-in-capital for options granted in conjunction with the issuance of common stock and warrants for cash; (b) mathematical error in the calculation of option valuations of $584,809; and (c) correction of consultant payment of $6,372. As a result, the net loss for the year ended December 31, 2022 decreased from $17,220,444 to $14,915,055. The revisions are as follows:

	December 31,	December 31,
	2021	2021
	As reported	As revised

ASSETS

Current Assets
Cash and cash equivalents	$3,515,255	$3,521,627
Accounts receivable	2,067	2,067
Other current assets	277,222	277,222
Total Current Assets	3,794,544	3,800,916

Property and equipment, net	58,750	58,750
Intangible assets, net	188,278	187,084
Operating lease right-of-use assets, net	130,678	130,678
Deferred offering costs	263,050	263,050
Other assets	13,146	13,146

Total Assets	$4,448,446	$4,453,624

LIABILTITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Accounts payable	$116,664	$123,036
Accounts payable-related parties	78,350	78,350
Current portion of operating lease liabilities	83,834	83,834
Other current liabilities	6,662	6,662
Total Current Liabilities	285,510	291,882

Long-term Liabilities
Operating lease liabilities, net of current portion	70,334	70,334
Total Long-term Liabilities	70,334	70,334
Total Liabilities	355,844	362,216

Preferred stock, $0.0001 par value,
10,000,000 shares authorized;
727,832 shares outstanding	727	727
Common stock, $0.0001 par value,
100,000,000 shares authorized;
22,350,153 shares outstanding	2,235	2,235
Common stock receivable	(750)	(750)
Additional paid-in-capital	22,581,813	20,275,230
Accumulated deficit	(18,491,423)	(16,186,034)
Total stockholders' equity	4,092,602	4,091,408
Total Liabilities and Stockholders' Equity	$4,448,446	$4,453,624

NOTE 14 – SUBSEQUENT EVENTS

The Company evaluated all events or transactions that occurred after June 30, 2022 up through the date the financial statements were available to be issued. During this period, the Company did not have any material recognizable subsequent events required to be disclosed as of and for the period ended June 30, 2022 except for the following:

Financing

The Company’s Unit Offering to accredited investors is continuing. From July 1, 2022 to August 30, 2022, we had sold an additional 598,269 Units, for gross proceeds of $2,491,345.

The Company’s Regulation A Offering to accredited investors was qualified until September 27, 2022, and the Company intends to file a post-qualification amendment in the near future to continue the offering. From July 1, 2022 to August 30, 2022, we had sold an additional 12,500 shares, for gross proceeds of $62,500.

Patent License Agreement

On July 25, 2022, the Company entered into a License Agreement under which the Company acquired the exclusive commercialization rights to certain intellectual property related to the use of submicron-sized phosphor crystals for diagnostic uses from Intelligent Material Solutions, Inc. (“IMS”).  The Patent License agreement provides for a one-time payment of $100,000 due within ten (10) days of the date of signing of July 25, 2022 (as of the date of this filing, the one-time payment is fully paid), and a royalty payment of ten (10) percent of the value of the gross revenue generated from the sale of licensed products (“Royalty Payments”).  In addition, the License Agreement provides that the Company shall have the right of first refusal to include additional diagnostic disease areas in consideration of minimum quarterly payments of $50,000 that would be creditable against the Royalty Payments, and that two officers of IMS shall join the Company’s Scientific Advisory Board and each granted 50,000 cashless stock options with an exercise price of $5.00 per share. The agreement also provides for quarterly minimum payments of $50,000 (“Minimum Quarterly Payments”) commencing on January 1, 2026 through the date of termination or expiration of the License Agreement, which Quarterly Minimum Payments would be creditable against the Royalty Payments.  The term of the agreement shall continue until the last of patents in the intellectual property expires, unless terminated sooner under the provisions of the agreement, as defined.

The patents will have an estimated useful life of 20 years based on the terms of the patents.  Amortization of the patent will begin when each patent is issued by the United States Patent and Trademark Office and put in use.

Item 4.

Exhibits

Exhibit No.	Exhibit Description
2.1	Amended and Restated Certificate of Incorporation(1)
2.2	Bylaws(1)
6.1	2021 Equity Incentive Plan(1)
6.2	Form of GATC Health Inc. Convertible Debentures (1)
6.3	GATC Health Corp. Convertible Debenture Purchase Agreement(1)
6.4	Intellectual Property Asset Purchase Agreement dated July 24, 2020 between GATC Canna, GATC Rx. And Frèlii, Inc.(1)
6.5	Assignment Agreement dated July 24, 2020 between Frèlii, Inc (Assignor) GATC Canna and GATC Rx. (Assignors)(1)
6.6	Assignment Agreement dated November 5, 2020 between Frèlii, Inc (Assignor) and the Company (Assignee)(1)
6.7	License Agreement dated March 23, 2021 between GATC Health Corp. and DB Care(1)
6.8	License Agreement dated July 24, 2020 between GATC Health Corp. and GATC Canna(1)
6.9	Master License and Services Agreement dated October 19, 2019 between Frèlii, Inc and Systemic Formulas(1)
6.10	General Service Agreement Client Service Provider between Allergy Butler, LLC and GATC Health Corp dated March 9, 2021(1)
6.11	Manhattan Street Capital Reg A+ Engagement Agreement dated August 6, 2020(1)
6.12	Amended and Restated License Agreement with GATC Naturals Corp(2)
6.13	Form of Class A Warrants(2)
6.14	Form of Class B Warrants(2)
6.15	Consulting Agreement with Director Gerry Martin(2)
6.16	Revised Consulting Agreement with Director and Interim CEO John Stroh(2)
6.17	Consulting Agreement with Director Dennis Locke(2)
6.18	Consulting Agreement, with amendment, with Chief Financial Officer Michael Manahan(2)
6.19	Consulting Agreement with Jeff Moses(2)
6.20	Form of Option Agreement(2)
6.21	Agreement and Plan of Reorganization dated March 15, 2022 between the Company and GATC DB Care Corp(2)
6.22	Services Agreement dated May 27, 2022 between the Company and Akon Lighting, Inc.(2)
6.23	License Agreement dated July 25, 2022 between the Company and Intelligent Materials Solutions, Inc.(2)
6.24	Promissory Note dated January 25, 2022 from GATC Naturals Corp(2)
6.25	Promissory Note dated April 19, 2022 from GATC Naturals Corp(2)
9.1	Letter from IndigoSpire CPA Group, LLC(2)

(1) Incorporated by reference to such exhibit as filed with  Amendment no. 1 to Form 1-A filed on July 26, 2021.

(2) Filed herewith

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GATC HEALTH CORP

By:	/s/ Michael Manahan
Michael Manahan
Chief Financial Officer September 28, 2022

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By: /s/ Jeff Moses

Jeff Moses, President

(principal executive officer)

September 28, 2022

By: /s/ Michael Manahan

Michael Manahan, Chief Financial Officer

(principal accounting and financial officer)

September 28, 2022